6-K UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                 August 20, 2003

                             BASF AKTIENGESELLSCHAFT
             (Exact name of Registrant as Specified in its Charter)

                                BASF CORPORATION
                 (Translation of Registrant's name into English)

               Carl Bosch Strasse 38, LUDWIGSHAFEN, GERMANY 67056
                    (Address of Principal Executive Offices)

        Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F
                              Form 20-F X Form 40-F


                Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.
                                    Yes No X


       If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- .


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                                              August 20, 2003
                                              P 376e
                                              Karin Moeschke
                                              Phone:    +49 621 60-20732
                                              Fax:      +49 621 60-92693
                                              karin.moeschke@basf-ag.de


Ralf Sikorski new member of the Supervisory Board of BASF Aktiengesellschaft

Effective August 7, 2003, Ralf Sikorski has been appointed as a new member of the Supervisory Board of BASF Aktiengesellschaft. He succeeds Gerhard Zibell, who resigned from the Supervisory Board with effect from July 31, 2003.

Ralf Sikorski was born in Kelkheim near Frankfurt in 1961. After training as an installer and electrician for electrical systems, he started working at the Osterfeld coalmine in 1981. Sikorski has held a number of functions in the German Mining and Energy (IG BE) and Mining, Chemical and Energy Industries Unions (IG BCE) since 1988 and has been deputy regional manager of the IG BCE for the Hesse/Thuringia region since 1997. With effect from September 1, 2003 he will head the IG BCE's administration center in Ludwigshafen. Sikorski was appointed to the Supervisory Board by the municipal court in Ludwigshafen at the joint request of the BASF Group Works Council and the IG BCE. The appointment is valid until the next regular election of the Supervisory Board.

Gerhard Zibell was a member of BASF's Supervisory Board since 1998. He resigned as a result of career changes.

BASF is the world's leading chemical company, offering its customers a range of high-performance products, including chemicals, plastics, performance products, agricultural products, fine chemicals as well as crude oil and natural gas. Its distinctive approach to integration, known in German as "Verbund," is its strength. It enables BASF to achieve cost leadership and gives the company a

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competitive advantage. BASF conducts its business in accordance with the principles of sustainable development. In 2002, BASF had sales of about (euro)32 billion (circa $34 billion) and over 89,000 employees worldwide. BASF shares are traded on the stock exchanges in Frankfurt (BAS), London (BFA), New York (BF), Paris (BA) and Zurich (BAS). Further information on BASF is available on the Internet at www.basf.com.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                           BASF Aktiengesellschaft


Date: August 20, 2003       By: /s/ Elisabeth Schick
                           ------------------------------------
                           Name:  Elisabeth Schick
                           Title: Director Site Communications Ludwigshafen
                                  and Europe


                           By: /s/ Christian Schubert
                           ------------------------------------
                           Name:  Christian Schubert
                           Title: Director Corporate Communications
                                  BASF Group